SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Ecopetrol expands the By-Laws reform proposal to be presented at the Shareholder Meeting

Ecopetrol S.A. (“Ecopetrol” or the “Company”) informs that it will submit for consideration at its General Shareholder’s Meeting on March 24, 2011 the inclusion of an additional numeral to Article Four of the Company´s By-laws, which will authorize the Company to support, promote and manage democratization programs and sales of its shares, in accordance with applicable norms.

The text of the proposed numeral can be examined on the website (www.ecopetrol.com.co)

        Bogota, February 25, 2011
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Ecopetrol is Colombia’s largest oil & gas company, where it accounts for 60% of national production. It is one of the top 60 oil companies in the world and the fourth largest oil company in Latin America. The company is also involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol owns the main refineries in Colombia and most of its network of oil and multipurpose pipelines, and has increased significantly its share in the biofuels business

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results and those relating to the growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the company’s business plan. Such forward-looking statements depend on market conditions, regulations, competitive pressures, performance of the Colombia economy and the industry, among other factors, therefore, they are subject to change without prior notice.

For more information, please contact:

Investor Relations
Claudia Trujillo
Telephone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Telephone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co
Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 25, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer